Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read the statements made by Nuveen Preferred and Income Term Fund and are in agreement with the statements contained in Sub-Item 102J of Form N-SAR.
We have no basis to agree or disagree with other statements of the registrant contained therein.

  /s/ ERNST & YOUNG LLP

Chicago, Illinois
March 27, 2015












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